

March 28, 2013

<u>Via E-mail</u>
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

> **Re:** **Wonder International Education & Investment Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Response dated March 15, 2013**
> **File No. 333-163635**

Dear Mr. Wei:

We have reviewed your response letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Note 1 Organization of Business, page F-6</u>

1. In the Form 10-K for the fiscal year ended December 31, 2012 and in future annual reports, please include audited financial statements of Wonder University. We believe that based upon the size of the investment in Wonder University relative to your assets that audited financial statements are necessary and appropriate for an adequate presentation of your financial position to investors. Refer to Rule 3-13 of Regulation S-X. If this information is not readily available and Wonder University meets the definition of a foreign business, you may include such financial statements in an amended Form 10-K filed no later than six months after Wonder University's fiscal year end. Also, if the financial statements are prepared on a basis other than US GAAP or IFRS as issued by

the IASB, you should include a reconciliation to US GAAP. Please refer to the reconciliation requirements in Item 17 of Form 20-F.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniel Luciano, Esq.